UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For April 2018

Commission File No. 001-36848

Check-Cap Ltd.
Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, into the Form F-3 Registration Statement File No. 333-211065, into the Form F-1 Registration Statement File No. 333-219047, into the Form F-1 Registration Statement File No. 333-222195, into the Post-Effective Amendment No. 1 to the Form F-1 Registration Statement File No. 333-222195, and into the Form F-1 Registration Statement File No. 333-224139.

Other Information

On April 19, 2018, Check-Cap Ltd. (the "Company") issued a press release announcing that it has received notification from the Listing Qualifications Department of The Nasdaq Stock Market ("Nasdaq") that it has regained compliance with Nasdaq Listing Rule 5550(a)(2), which relates to the minimum bid price listing requirements.  As previously announced, the Company was notified by Nasdaq that its ordinary shares failed to maintain a minimum bid price of $1.00 over 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market.

On April 4, 2018, Check-Cap effected a 1-for-12 reverse stock split of its outstanding ordinary shares to meet the Nasdaq requirement, which was effective at the open of trading on April 4, 2018. On April 18, 2018, Nasdaq provided confirmation to the Company that for the last 10 consecutive business days, from April 4 to April 17, 2018, the closing bid price of the Company's ordinary shares has been at $1.00 per share or greater and accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and that the matter is now closed.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd. By: /s/ Lior Torem Name: Lior Torem Title: Chief Financial Officer

Dated: April 19, 2018